UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Procaps Group, S.A.

(Name of Issuer)

Ordinary Shares, nominal value of $0.01 per share

(Title of Class of Securities)

L7756P 102 (Ordinary Shares)

(CUSIP Number)

9 rue de Bitbourg, L-1273
Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B253360
Tel : +356 7995-6138
(Address of Principal Executive Offices)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hoche Partners Pharma Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 116,544,594[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,210,849[2]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,544,594*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.74%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

1This number represents the sum of: (I) the number of ordinary shares (“Ordinary Shares”) of Procaps Group, S.A. (the “Issuer” or the “Company”) that is currently held by Hoche Partners Pharma Holding S.A. (“Hoche”), and the number of Ordinary Shares could be issued to Hoche pursuant to: (i) the conversion of an aggregate amount of $20 million in secured convertible notes (the “Convertible Notes”) pursuant to the Secured Convertible Note Subscription Agreement (the “NSA”) entered into between Hoche and the Company, and further to which the Company may issue up to $40 million in secured convertible notes, where Hoche may convert the Convertible Notes into Ordinary Shares of the Company at $0.75 per Ordinary Share; (ii) the exercise of a warrant (the “Warrant”) for a face amount equal to the product obtained by multiplying (x) $20 million by (y) by $0.25 (such product, the “Warrant Amount”), and where such Warrant may be exercised in whole or in part to purchase a number of Ordinary Shares equal to the quotient obtained by dividing the Warrant Amount by $0.75 and (II) the number of Ordinary Shares held by the Sognatore Trust, (“Sognatore”), the Simphony Trust (“Simphony”), and the Deseja Trust (“Deseja” and together with Sognatore and Simphony, the “Minski Trusts”), over which the Minski Trusts have granted an irrevocable proxy (“Proxy”) to Hoche further to the shareholder nomination and voting agreement (the “Shareholder Nomination Agreement”), entered into between Hoche, Alejandro Weinstein (an individual that controls Hoche), Caoton Company, S.A., acting as trustee to Sognatore, Commonwealth Trust Company, acting as trustee to Simphony, and Commonwealth Trust Company, acting as trustee of Deseja.

The Proxy has been granted to Hoche until (x) the termination of the Shareholder Nomination Agreement; (y) the expiration of Alejandro Weinstein’s term as Chairman of the Board Shareholder Nomination Agreement; or (iii) voluntary resignation of Alejandro Weinstein as Chairman of the Board, whichever is earlier. However, the Proxy does not cover certain change of control events or amendment of the size or composition of the board of directors of the Company without the prior written consent of at least 75% of the Ordinary Shares held by all shareholders. See Item 5 for additional details.

2This number excludes the Proxy given to Hoche pursuant to the Shareholder Nomination Agreement. See Item 5 for additional details.

*	See Item 5 for additional details.

Explanatory Note:

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the statement on Schedule 13D of Hoche Partners Pharma Holding S.A. (the “Reporting Person” or “Hoche”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D, filed with the Commission on January 12, 2024, as amended by Amendment No. 2 to the Schedule 13D, filed with the Commission on February 20, 2024, as amended by Amendment No. 3 to the Schedule 13D, filed with the Commission on July 22, 2024, as amended by Amendment No. 4 to the Schedule 13D, filed with the Commission on July 29, 2024, as amended by Amendment No. 5 to the Schedule 13D, filed with the Commission on August 8, 2024, as amended by Amendment No. 6 to the Schedule 13D, filed with the Commission on August 12, 2024, as amended by Amendment No. 7 to the Schedule 13D, filed with the Commission on August 23, 2024, as amended by Amendment No. 8 to the Schedule 13D, filed with the Commission on September 4, 2024, as amended by Amendment No. 9 to the Schedule 13D, filed with the Commission on September 19, 2024, as amended by Amendment No. 10 to the Schedule 13D, filed with the Commission on October 10, 2024, as amended by Amendment No. 11 to the Schedule 13D, filed with the Commission on October 28, 2024, and as further amended by Amendment No. 12 to the Schedule 13D, filed with the Commission on October 29, 2024, with respect to the ordinary shares, nominal value of $0.01 per share, of Procaps Group, S.A., (the “Issuer” or “Procaps”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment No. 13 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Procaps. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On November 29, 2024 (the “Effective Date”), the Company entered into a Secured Convertible Note Subscription Agreement (the “NSA”) with Hoche, pursuant to which the Company may issue up to $40 million in Secured Convertible Notes (the “Convertible Notes”) to Hoche, of which an aggregate of $20 million in Convertible Notes were issued on November 29, 2024. The NSA and Convertible Notes are described further below.

Note Subscription Agreement and Convertible Notes

In connection therewith, the Company issued to Hoche a Convertible Note in principal amount of $20 million (the “Initial Note”). Pursuant to the NSA, Hoche has the obligation to subscribe for and purchase an additional Convertible Note in principal amount of $20 million on or prior to December 31, 2024 (the “Second Note”); provided that in the event that other third-party investors subscribe for and purchase Ordinary Shares in an aggregate amount in excess of $35,000,000 (such amount in excess of $35,000,000, the “Excess Amount”), and consummate such investments prior to December 27, 2024, Hoche shall have the option (but not the obligation) to reduce the principal amount of the Second Note by an amount not to exceed the Excess Amount. There can be no assurances that any third-party investors will subscribe for or purchase any Ordinary Shares in connection with any private securities offering by the Company. Other key terms of the Convertible Notes, including those related to the conversion thereof, follow:

Conversion

Certain Definitions related to Conversion

“Conversion Amount” means, with respect to the Initial Note, the original principal amount of the Initial Note, and with respect to the Second Note, the original principal amount of the Second Note (excluding any capitalized or accrued and unpaid interest on the Convertible Notes).

“Conversion Price” means (a) in the event no Triggering Event occurs, a conversion price per Ordinary Share of $0.75, or (b) in the event any Triggering Event occurs, a conversion price per Ordinary Share of $0.50.

“Triggering Event” means: (a) the Company is finally delisted from Nasdaq or (b) the trading of the Ordinary Shares on Nasdaq is suspended (even if temporarily for any period of time and later reinstated), in each case of (a) and (b), exclusively as a result of either:

(i)     the Company’s failure to file its Annual Report on Form 20-F for the year ended December 31, 2023, as stated on the notice received by the Company on November 13, 2024 from the Listing Qualifications Department of Nasdaq, within any extended time period granted by the Nasdaq Hearings Panel; or

(ii)   the Company being in violation of any applicable Nasdaq Listing Rule and receiving any delinquency notice from Nasdaq prior to December 31, 2026, as a result of any actions taken by management or the board of directors of the Company prior to the Effective Date.

For the avoidance of doubt, a Triggering Event shall not include or be deemed to occur in connection with any temporary trading halt that may be imposed by Nasdaq as a result of a major news announcement or stock price fluctuations, imbalance of buy and sell orders, or any stock price circuit breakers.

Optional Conversion

In the event the Convertible Notes have not automatically converted as described below, at any time prior to maturity, the Convertible Notes are convertible, at the option of Hoche, into (a) the Warrant (as defined below) and (b) a number of Ordinary Shares equal to the quotient obtained by dividing (i) the Conversion Amount by (ii) the Conversion Price, rounded down to the nearest whole Ordinary Share (collectively, the “Conversion Consideration”).

Automatic Conversion

In the event the Convertible Notes have not converted at the option of Hoche as described above, the Convertible Notes shall automatically convert into the Conversion Consideration in the event that other third-party investors subscribe for and purchase Ordinary Shares in an aggregate amount of no less than $35,000,000 in connection with the Offering.

Post-Conversion Adjustment

If a Triggering Event occurs following the conversion of the Convertible Notes, the Company shall issue to Hoche an additional number of Ordinary Shares equal to the difference between (i) an amount equal to the quotient of the Conversion Amount divided by $0.50, and (ii) an amount equal to the number of Ordinary Shares previously issued upon conversion of the Convertible Notes.

Warrant

Upon conversion of the Convertible Notes (whether at the election of Hoche or automatically), the Company shall issue a warrant (the “Warrant”) to Hoche for a face amount equal to the product obtained by multiplying (i) the Conversion Amount by (ii) by 0.25 (the “Warrant Amount”). The Warrant may be exercised in whole or in part to purchase a number of Ordinary Shares equal to the quotient obtained by dividing the Warrant Amount by the Exercise Price (as defined below). The exercise price per Ordinary Share issued pursuant to the Warrant shall be $0.75; provided that in the event a Triggering Event occurs, the exercise price shall be $0.50 (the “Exercise Price”). If a Triggering Event occurs after the date any Ordinary Shares have been purchased and issued under the Warrant, the Company shall issue to the holder of the Warrant an additional number of Ordinary Shares equal to the difference between: (A) the aggregate Exercise Price of all Ordinary Shares purchased and issued under the Warrant as of immediately prior to the occurrence of such Triggering Event, divided by $0.50, and (B) the total number of Ordinary Shares purchased and issued under the Warrant as of immediately prior to the occurrence of such Triggering Event.

Termination of Nomination Agreement; Shareholder Nomination Agreement

The Company, Hoche, Caoton Company, S.A., acting as trustee to the Sognatore Trust, (“Sognatore”), Commonwealth Trust Company, acting as trustee to the Simphony Trust (“Simphony”) and Commonwealth Trust Company, acting as trustee of the Deseja Trust (“Deseja” and together with Sognatore and Simphony, the “Minski Trusts”) agreed to terminate that certain nomination agreement, dated as of September 29, 2021 (the “Original Nomination Agreement”). The Minski Trusts are ultimately controlled by the Minski family, including Jose Minski, a current director, and Ruben Minski, the Company’s former Chief Executive Officer, former Chairman of the Board and a former director.

On November 29, 2024, in connection with the termination of the Original Nomination Agreement, Hoche, Alejandro Weinstein (together with Hoche, the “Hoche Parties”) and the Minski Trusts entered into a shareholder nomination and voting agreement (the “Shareholder Nomination Agreement”), pursuant to which, among other things, the Minski Trusts granted irrevocable proxy over the Ordinary Shares held by the Minski Trusts (“Proxy”) to Hoche, until (x) the termination of the Shareholder Nomination Agreement; (y) the expiration of Alejandro Weinstein’s term as Chairman of the Board Shareholder Nomination Agreement; or (iii) voluntary resignation of Alejandro Weinstein as Chairman of the Board, whichever is earlier.

The Proxy does not cover change of control events or amending the size or composition of the board of directors of the Company without the prior written consent of at least 75% of the Ordinary Shares held by all shareholders (“Supermajority Approval”).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

Hoche may be deemed to beneficially own an aggregate of 116,544,594 Ordinary Shares. This number represents a sum of: (i) 15,877,516 Ordinary Shares held by Hoche; plus (ii) 26,666,666 Ordinary Shares issued to Hoche (assuming conversion of the Initial Note of $20 million at the Conversion Price of $0.75, where there is no Triggering Event, and such shares, the “Initial Note Ordinary Shares”); plus (iii) conversion of the Warrant Amount, i.e., $5 million ($20 million multiplied by $0.25) to 6,666,666 Ordinary Shares issued to Hoche (assuming conversion of the Warrant Amount of $5 million at the Exercise Price of $0.75, where there is no Triggering Event, and such shares, the “Warrant Ordinary Shares”); plus (iv) the sole voting power of an aggregate of 67,333,746 Ordinary Shares held by the Minski Trusts, which shares are subject to the Proxy held by Hoche, excluding events requiring the Supermajority Approval.

Hoche may be deemed to exercise sole voting power over an aggregate of 116,544,594 Ordinary Shares.

Hoche will have dispositive power over an aggregate of 49,210,848 Ordinary Shares. This number represents a sum of: (i) 15,877,516 Ordinary Shares held by Hoche; plus (ii) the Initial Note Ordinary Shares; plus (iii) the Warrant Ordinary Shares. The Second Note has not been included in the above calculation, since Hoche has the option (but not the obligation) to reduce the principal amount of the Second Note by an amount not to exceed the Excess Amount, and there can be no assurances that any third-party investors will subscribe for or purchase any Ordinary Shares in connection with private securities offerings by the Company.

The calculations of the beneficial ownership, sole voting power and dispositive power are also dependent on the occurrence of a Triggering Event, and as such, each of the foregoing items may change. Hoche will file an updated Schedule 13D amendment in case of issuance of the Second Note and any change to the Conversion Amount and Exercise Price due to a Triggering Event.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2024

hoche partners pharma holding s.a.

By:	/s/ Roman Sokolowski
Name: Roman Sokolowski
Title: Director

Stonehage Fleming Corporate Service Luxembourg S.A., Director

By:	/s/ Alexander Ludbrook - Miles
Name: Alexander Ludbrook - Miles
Title: Director

By:	/s/ Ariane Vansimpsen
Name: Ariane Vansimpsen
Title: Director